ALTAI RESOURCES INC.

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

NEWS RELEASE

Date: April 16, 2008

SUPPL

ALTAI RESOURCES INC. CLOSED $3.28 MILLION FINANCING

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is pleased to announce that it has closed two non-brokered private placements totalling $3.28 million.

A private placement of 1,200,000 common share units at a price of $0.40 per unit has been closed for gross proceeds of $480,000. 200,000 units were subscribed by a director of the Company. Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.60 per share within a period of 24 months.

Concurrently a private placement of 7,000,000 common share units at a price of $0.40 per unit has been closed for gross proceeds of $2,800,000. Each unit comprises of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at the price of $0.65 per share within a period of 24 months. 5 million units were subscribed by Sprott Asset Management Inc. and 2 million by MMCAP International Inc. SPC.

The shares and the underlying warrants issued for both private placements are subject to hold until August 12, 2008.

The Company will use the proceeds from the two private placements for general working capital.

Since the beginning of 2008, the Company has also raised $603,000 through exercise of share purchase warrants ($560,000) and share options.

In April 2008, subsequent to either expiry of a stock option without being exercised or stock options having been exercised, 500,000 share options have been granted to four directors and officer of the Company, 300,000 option shares at the option price of $0.70 per share and 200,000 at the option price of $1.48, all exercisable in accordance with the terms of the 2002 Stock Option Plan. The option prices are the market closing share prices of the Company the day before the respective share options were granted.

ALTAI RESOURCES INC. IS AN EXPLORATION COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND INDUSTRIAL MINERALS PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President or Maria Au, Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

TSX Venture Exchange has neither approved nor disapproved the information contained herewith.

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